                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                         Southern National Corporation
               -------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
               -------------------------------------------------
                        (Title of Class of Securities)

                                    843444
               -------------------------------------------------
                                (CUSIP Number)

                            Jerone C. Herring, Esq.
                         Vice President and Secretary
                          BB&T Financial Corporation
                             223 West Nash Street
                         Wilson, North Carolina 27893
                                (919) 399-4370
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 14, 1994
               -------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].
                                                                      ---

Check the following box if a fee is being paid with this statement [   ].
                                                                    ---


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CUSIP No. 843444

                                 SCHEDULE 13D

1.  Name of Reporting Person: BB&T Financial Corporation I.R.S. Identification
    No.: 56-1056232

2.  Check the Appropriate Box if a Member of a Group*
    (a) [   ]
         ---
    (b) [   ]
         ---

3.  SEC Use Only

4.  Source of Funds: WC

5.  Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
    Item 2(d) or 2(e) [   ]
                       ---

6.  Citizenship or Place of Organization: North Carolina

   Number of             7.  Sole Voting Power:  /1
     Shares
  Beneficially           8.  Shared Voting Power:  /1
    Owned by
      Each               9. Sole Dispositive Power:  /1
   Reporting
     Person             10. Shared Dispositive Power:  /1
      with

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  /1

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares [ X ]
            ---

13. Percent of Class Represented by Amount in Row (11):  /1

14. Type of Reporting Person: HC

- ------------
[FN]
    1 The Reporting Person has entered into a Stock Option Agreement covering 8,633,736 shares of SNC Common Stock (as defined herein) or approximately 16.6% of the shares that would be outstanding following exercise. Unless and until the option granted thereunder is exercised, the Reporting person disclaims beneficial ownership of the shares covered thereby.

Item 4.  Purpose of Transactions.
- ------   ------------------------

        Item 4 of Schedule 13D is supplemented and amended as follows:

        BB&T Financial Corporation ("BB&T") and Southern National Corporation ("SNC") entered into an Amended and Restated Agreement and Plan of Reorganization ("Amended Reorganization Agreement") dated as of October 22, 1994, which amended and restated their Agreement and Plan of Reorganization ("Reorganization Agreement") of July 29, 1994. BB&T and SNC also adopted an Amended and Restated Plan of Merger ("Amended Plan of Merger") which amended and restated their Plan of Merger ("Plan of Merger") of July 29, 1994. The Amended Reorganization Agreement and the Amended Plan of Merger are herein sometimes referred to collectively as the "Amended Merger Agreements" and the Reorganization Agreement and the Plan of Merger are herein sometimes referred to collectively as the "Merger Agreements." The Merger Agreements provided for the merger of SNC with and into BB&T under the name "Southern National Corporation." The Amended Merger Agreements provide for the merger ("Merger") of BB&T with and into SNC under the name "Southern National Corporation." Other than as described in this Amendment NO. 1 to Schedule 13D, the Amended Merger Agreements are substantially similar to the Merger Agreements as described in Schedule 13D.

        Under the Amended Plan of Merger, each issued and outstanding share of common stock of BB&T, par value $2.50 per share ("BB&T Common Stock"), on the effective date of the Merger will be converted into 1.45 shares of common stock of SNC, par value $5.00 per share ("SNC Common Stock"). The shares of issued and outstanding SNC 6-3/4% Cumulative Convertible Preferred Stock, Series A, par value $5.00 per share ("SNC Series A Preferred Stock"), on the effective date of the Merger will continue to be shares of capital stock of SNC.

        The Amended Reorganization Agreement provides that after the effective date of the Merger, the Board of Directors of SNC (after such time, the "Continuing Corporation") shall consist of twelve persons named by the Board of Directors of BB&T and twelve persons named by the Board of Directors of SNC.

Item 6. Contracts, Arrangements, Understandings
        or Relationships with Respect to
        Securities of the Issuer.
        ---------------------------------------

        Item 6 of Schedule 13D is supplemented and amended as follows:

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Amended Merger Agreements
- -------------------------

        Set forth below is a description of selected provisions of the Amended Merger Agreements that differ from such provisions of the Merger Agreements that were described in Schedule 13D. Such description is qualified in its entirety by reference to the copies the Amended Merger Agreements filed as Exhibits hereto, which are incorporated by reference herein and made a part hereof.

        The Amended Plan of Merger provides that, on the effective date of the Merger, BB&T will be merged with and into SNC under the name "Southern National Corporation" and each share of BB&T Common Stock outstanding immediately prior to such date (with certain exceptions) will be converted into 1.45 shares of SNC Common Stock. Each share of issued and outstanding SNC Series A Preferred Stock on the effective date of the Merger will continue to be a share of capital stock of the Continuing Corporation. The Amended Plan of Merger also provides that on the effective date of the Merger BB&T's obligations with respect to stock options granted under its stock option plans shall be assumed by the Continuing Corporation and each stock option outstanding under such plans shall become the right to receive, upon payment of the adjusted exercise price (which shall equal the exercise price per share for the options immediately prior to the Merger, divided by 1.45), the number of shares of SNC Common Stock the option holder would have received pursuant to the Merger if he or she had exercised his or her options immediately prior thereto. The number of shares covered by and the exercise price of outstanding options to purchase shares of SNC Common Stock granted under SNC's option plans will be unaffected by the Merger.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        1. Amended and Restated Agreement and Plan of Reorganization, dated as of October 22, 1994.

        2. Amended and Restated Plan of Merger, dated as of October 22, 1994 (included as Annex A to Exhibit 1).

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Signature
- ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1994                       BB&T FINANCIAL CORPORATION

                                               By /s/ Jerone C. Herring, Esq.
                                                  ---------------------------
                                                  Jerone C. Herring
                                                  Vice President and Secretary

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                                 EXHIBIT INDEX
                                 -------------

Exhibit 1 Amended and Restated Agreement and Plan of Reorganization, dated as of October 22, 1994

Exhibit 2       Amended and Restated Plan of Merger, dated as of October 22,
                1994